InBev

RECEIVED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

[redacted]

07021543

By courier

Leuven, 1 March, 2007

SUPPL

Dear Madam,

Subject: ~~Interbrew~~ InBev S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

PROCESSED
MAR 08 2007
THOMSON
FINANCIAL

3/6

Benoît Loore
Assistant Corporate Secretary

Enclosure: press releases

N.V. InBev S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05

Delivering on Commitments

InBev (Euronext: INB), the world's leading brewer, announced today its results for the full year 2006 (FY06) and the fourth quarter of 2006 (4Q06):

- **Organic volume growth:** organic beer sales volume grew +5.5% for FY06, ahead of global industry growth; and +6.1% in 4Q06, year-on-year (yoy)
- **Revenue initiatives paying off:** revenue increased organically by 7.9% during FY06 and 8.2% for 4Q06, in line with our objective to increase revenue ahead of volume
- **Strict cost control to support top line growth:** full year cost of sales (CoS) remained under strong control, while the company further optimized operating expenses. Our plant optimization and Zero Based Budgeting (ZBB) programs, which are supported by more coordinated procurement efforts, kept the overall cost base growing below average inflation, in line with InBev's long-term goals. For the full year, organic CoS per Hl declined 2.5%. Organic operating expenses grew by 6.1%, as distribution expenses rose on the back of volume growth and direct distribution expansion
- **Significant EBITDA growth and margin improvement:** normalized organic EBITDA grew by 16.8%, leading to an EBITDA margin of 31.9% in FY06 versus 28.6% in FY05, an increase of 321 basis points, of which 239 basis points was organic. Full year margins expanded due to continued top line growth, lower CoS per Hl, and a consistent focus to reduce non-working expenses
- **More balanced value creation:** all Zones except Asia-Pacific achieved organic EBITDA growth and margin expansion during FY06. InBev also strengthened its positions in China (Sedrin acquisition) and the southern cone countries of Latin America (Quinsa), evidencing continued disciplined allocation of cash
- **Cash returned to shareholders in the form of dividends:** the InBev Board proposes to pay a dividend of 0.72 euro per share, compared to 0.48 euro per share last year, subject to shareholder approval

Figure 1: Consolidated performance (million euro)

	FY06	FY05	Organic growth
Total volumes (thousand Hls)	246 529	223 504	5.9%
Beer volumes	211 595	191 975	5.5%
Non-beer volumes	34 934	31 529	8.9%
Revenue	13 308	11 656	7.9%
Gross profit	7 831	6 574	11.3%
Normalized EBITDA	4 239	3 339	16.8%
Normalized EBIT	3 223	2 439	20.1%
Profit attributable to equity holders (normalized)	1 522	1 024	
Profit attributable to equity holders of Inbev	1 411	904	
Normalized earnings per share (euro)	2.50	1.71	
Earnings per share (euro)	2.32	1.51	
Margins			
Gross margin	58.8%	56.4%	184 bp
Normalized EBITDA margin	31.9%	28.6%	239 bp
Normalized EBIT margin	24.2%	20.9%	239 bp

slightly, with significant contributions from Latin America, Central & Eastern Europe, as well as Asia Pacific.

Full year shipments in North America increased +2.3%. Canadian volumes were up by +0.7%, supported by good growth in western Canada. In the US, shipments were +4.6% higher, and total depletions grew +2.8%, both driven by growing European import brands. As a result of the agreement reached with Anheuser-Busch ("A-B") at the end of 2006 whereby A-B becomes the exclusive importer of these brands for the US, we anticipate a further acceleration of volume growth.

Latin America volumes grew +6.7% (beer +5.0%; non-beer +11.3%) during 2006. In Brazil, beer volumes increased +5.1%, and we realized a market share of 68.8%, a gain of +0.5% over 2005. We sold +4.2% more beer yoy in the markets outside of Brazil. The southern cone countries (Argentina, Bolivia, Chile, Paraguay, and Uruguay) performed very well, and delivered beer volume growth of +9.1%. Beer volumes declined by -10.3% organically in northern Latin America and Central America (Ecuador, Peru, Venezuela, Dominican Republic and Guatemala). The company continues to focus on building our brands in these challenging markets.

FY06 volumes decreased -0.5% in Western Europe. Belgium volumes were down -0.5%, slightly worse than the market, as the on trade segment remained weak. UK volumes declined by -4.4%, leading to a share loss of 0.7 percentage points. While our UK volume performance is largely due to a decline in Stella Artois, our other global brands (Beck's, Brahma, Leffe) grew by more than +50%. Our German operations recorded a +0.2% volume increase, as our innovations continued to perform well. For the Zone, volume and share performances were additionally impacted by a consistent focus to improve our portfolio, as core and premium volumes percentage of the overall mix grew 40bps.

Central and Eastern Europe delivered a very solid volume performance, as total volumes grew by +12.3%. Despite the slow start in the year due to the extreme cold, our performance improved remarkably in Eastern Europe, and strong increases were realized in Russia (+15.7%) and Ukraine (+17.4%), translating into market share gains. In Central Europe, nearly all markets delivered better volume results, with Romania up by more than +30%.

Asia Pacific volumes grew by +4.6% for the full year. In China, volumes were +7.7% higher; we had single digit growth in the second and third quarters, but showed higher growth in the last quarter. South Korean volumes fell by -2.5% over the full year, resulting in a share loss of 2.2 percentage points.

GLOBAL BRAND DEVELOPMENT

Volumes of the global brands grew +4.8% for the full year. Brahma® had volume growth of +3.5%, impacted by lower volumes in Central America and good results in some new markets. Volumes of **Stella Artois®** increased +1.5%, as a volume decline in the UK was more than offset by very good results in North America and Eastern Europe. **Beck's®** volumes increased by +14.0%, boosted by Western Europe, especially through innovation, and Central & Eastern Europe. **Leffe®** had volume growth of +9.9% driven mostly by Western Europe.

business growth, as well as severance payments. The increased accruals for bonuses partly result from a lower comparable for FY05, as for that year no bonus was paid in Western Europe, and a very limited bonus was paid in North America. Additionally, higher bonus accruals were the result of an increase in the number of people in the new compensation system. In line with the company's results-driven culture, bonuses are only paid upon achievement of pre-defined targets.

Other operating income/expenses improved by +6 million euro in FY06 when compared to FY05.

EBITDA – Normalized EBITDA for the full year was 4 239 million euro, representing an organic increase of 16.8% (up 559 million euro).

- North America realized an EBITDA of 551 million euro (+9.2% / up 43 million euro), resulting from an improved top line performance and continued sound cost management
- Latin America EBITDA ended up at 2 152 million euro (+20.8% / up 328 million euro) as most of the good volume and revenue performance dropped to the bottom line due to cost control
- Western Europe EBITDA was 834 million euro (+13.6% / up 100 million euro) achieved primarily through a better revenue per Hl and very good cost control; ZBB savings of 118 million euro were captured for the full year
- Central & Eastern Europe had an EBITDA of 398 million euro (+22.9% / up 70 million euro), driven by strong top line growth and targeted investments to generate continued growth
- Asia Pacific generated 241 million euro of EBITDA (-9.7% / down 20 million euro), impacted by volume growth, at a less favorable geographic mix, and other operating income recorded in 4Q05 which did not reoccur 4Q06 (details in 4Q analysis below)
- Global Export & Holding Companies EBITDA was 63 million euro (+149.2% / up 38 million euro), mainly due to lower Corporate project costs and increased royalty fees, partly offset by higher expenses, mainly severance payments and higher bonus accruals

These results led to a consolidated EBITDA margin of 31.9% in FY06, compared to 28.6% in FY05. This represents an expansion of 321 basis points, of which 239 basis points were organic (i.e. excluding the impact of acquisitions & divestitures, as well as the positive impact of changes in currencies on translation of foreign operations). The positive currency translation impact amounted to 238 million euro for FY06 (positive impact of 285 million euro in FY05).

Non-recurring items – The 2006 execution of InBev's Biggest to Best strategy resulted in a net non-recurring charge to profit from operations of 139 million euro for FY06. This charge relates primarily to organizational alignments in Western Europe, North America, China and at the global headquarters, and to the creation of European and American shared service centers for transactional services.

The sale of the Rolling Rock® family of brands, Dinkelacker and Wolters, resulted in a non-recurring charge to profit from operations of 19 million euro.

Further, profit from operations for FY06 was positively affected by a net non-recurring reversal of provisions for disputes of 64 million euro.

Asia Pacific volumes grew by +10.4% in the fourth quarter. In China, volumes were +12.4% higher, as we continued to implement actions to address the more competitive conditions prevailing during most of the year. South Korean volumes rose by +7.1% yoy against a very weak comparable period in 2005.

INCOME STATEMENT – 4Q06

Figure 5. Consolidated Income Statement (million euro)

	4Q05	Acquisitions/ divestitures	Currency translation	Organic growth	4Q06	Organic growth
Revenue	**3 243**	**142**	**-59**	**264**	**3 590**	**8.2%**
Cost of sales	-1 416	-58	23	-50	-1 500	-3.5%
Gross profit	**1 827**	**84**	**-36**	**215**	**2 090**	**11.8%**
Distribution expenses	-382	-11	10	-1	-384	-0.2%
Sales & marketing expenses	-528	-15	9	-7	-541	-1.3%
Administrative expenses	-216	-11	5	-82	-304	-38.4%
Other operating income/expenses	66	0	-1	-32	33	-47.7%
Normalized profit from operations (normalized EBIT)	767	47	-11	91	894	11.8%
Non-recurring items above EBIT	-194				-10	
Net financing costs	-152				-134	
Share of results of associates	0				0	
Non recurring net financing cost	15				0	
Income tax expense	-78				-149	
Profit	**358**				**601**	
attributable to equity holders of InBev	165				**371**	
attributable to minority interests	193				230	
Normalized EBITDA	**1 010**	**59**	**-15**	**120**	**1 175**	**11.9%**

Note: Normalized EBIT and EBITDA is EBIT and EBITDA before non-recurring items. The impact of non-recurring items in 4Q06 was -10 million euro on EBIT and +51 million euro on EBITDA, versus -194 million euro on EBIT and -176 million euro on EBITDA in 4Q05.

Revenue – In 4Q06 consolidated revenue was 3 590 million euro, which was 8.2% higher (or 264 million euro) than 4Q05.

Cost of Sales (CoS) - Consolidated CoS was 1 500 million euro in 4Q06, an increase of 3.5% (or 50 million euro).

Operating Expenses – Operating expenses were 1 196 million euro in 4Q06, an increase of 11.6% (or 122 million euro) versus 4Q05.

Distribution expenses rose only 1 million euro (0.2%) despite good volume growth, mainly as a result of strong cost control. Sales and marketing expenses only increased by 7 million euro (1.3%) when compared to 4Q05. Administrative expenses were 82 million euro higher (38.4%), mainly due to higher bonus accruals, severance payments, as well as several projects to support continued business growth.

Other operating income/expenses worsened by -32 million euro in 4Q06 when compared to 4Q05. This result is explained primarily by a 22 million euro income in Asia Pacific reported in 4Q05, due to the release of a provision and the favorable outcome of a claim, which did not reoccur in 4Q06. In addition, there was a 17 million euro income in 4Q05 reported in Latin America, explained by a release of provisions for non-income taxes, which did not occur in 4Q06.

EBITDA – Normalized EBITDA in the fourth quarter was 1 175 million euro, representing an organic increase of 11.9% (up 120 million euro).

- *Net financing costs*: 134 million euro, 18 million lower than 4Q05. The lower net financing costs is explained by 4Q05 gains on derivatives, for which last year no hedge accounting was applied
- *Income tax expense:* 149 million euro (effective tax rate of 20.2% in 4Q06 vs. 18.6% in 4Q05). The low 4Q05 effective tax rate was driven by the reversal of income tax provisions following the favorable outcome of tax audits
- *Profit attributable to minority interests:* 230 million euro, higher than 4Q05, mainly due to higher profit in Latin America

FULL YEAR BALANCE SHEET AND CASH FLOW

InBev's net financial debt increased to 5 563 million euro as of December 2006, from 4 867 million euro as of December 2005. Apart from operating results net of capital expenditures, the increase in net debt is primarily the result of the financing of the acquisition of all of BAC's remaining shares in Quinsa (924 million euro), and of the Fujian Sedrin acquisition (605 million euro); the InBev and AmBev share buy-back programs (656 million euro); additional purchases of shares in Oriental Brewery (28 million euro) and InBev Germany Holding GmbH (68 million euro); and dividend payments (617 million euro), partly offset by the impact of changes in foreign exchange rates (250 million euro).

We spent 1 216 million euro in 2006 and 1 077 million euro in 2005 on acquiring capital assets.

Our cash flow from operating activities increased from 2 405 million euro in 2005 to 3 287 million euro in 2006, or +36.7%. This improvement was the result of higher profit and better working capital management, partly offset by decrease in provisions. InBev is stepping up efforts to further improve cash flow management.

As a result of share buy-back programs of 2006, InBev acquired 1.5 million InBev shares for an amount of 59 million euro, and AmBev acquired 1 858 million AmBev shares for an amount of 597 million euro.

OUTLOOK

InBev remains committed to a strategy which is targeted to deliver organic volume growth ahead of the industry, revenue growth above volume growth, while keeping strong cost management. As the company develops a culture of ownership and focus on results across a geographic portfolio geared for growth, there continue to be significant opportunities for further margin expansion and value creation.

Recent events

On January 25th 2007, InBev announced AmBev's commencement of the voluntary offer to purchase any and all outstanding shares of its subsidiary Quilmes Industrial (Quinsa), Société Anonyme ("Quinsa") and that the Commission de Surveillance du Secteur Financier (the "CSSF") in Luxembourg had approved the offer document (the "Offer Document") in relation to the voluntary offer by AmBev to purchase up to 6 872 480 Class A shares and up to 8 661 207 Class B shares (including Class B shares held as American Depositary Shares ("ADSs")) of its subsidiary Quinsa, which represent the outstanding Class A shares and Class B shares (and Class B shares held as ADSs) that are not owned by AmBev or its subsidiaries.

Full Year 2006 Agenda
March 1st, 2007

Analyst presentation and audio webcast
09.00 a.m. CET / 08.00 a.m. BST - full webcast registration details are available at www.InBev.com

Press conference
11.00 a.m. CET
The analyst presentation and press conference will be held at InBev's global headquarters Brouwerijplein 1, Leuven

Conference call FY06 results for investors
2.00 p.m. CET / 1.00 p.m. BST / 8.00 a.m. EST - full registration details are available at www.InBev.com

Annexes
InBev website: http://www.inbev.com/media/3_2_0_pressreleases.cfm

- Full Year 2006 segment information (FY06)
- 4Q06 segment information
- 2006 segment information by quarter
- Reconciliation between Brazilian GAAP and IFRS figures for Latin America (FY06)

The **2006 Financial Report** is available as of today at www.inbev.com. The online version of the **Annual Report 2006** will be available on Monday 12 March at www.inbev.com

About InBev
InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted external growth, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe® and Skol® - the third-largest selling beer brand in the world. InBev employs some 86 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2006, InBev realized 13.3 billion euro of revenue.
For further information visit www.InBev.com

Contact information

Marianne Amssoms
Vice President Corporate External Communications
Tel: +32-16-27-67-11
Fax: +32-16-50-67-11
E-mail: marianne.amssoms@inbev.com

Philip Ludwig
Vice President Investor Relations
Tel: +32-16-27-62-43
Fax: +32-16-50-62-43
E-mail: philip.ludwig@inbev.com

Annex 2: 4Q06 segment information (million euro)

InBev Worldwide	4Q05	Acquisitions/ divestitures	Currency translation	Organic growth	4Q06	Organic growth
Total volumes	59 424	5 439	0	3 652	68 515	6.2%
Revenue	**3 243**	**142**	**-59**	**264**	**3 590**	**8.2%**
Cost of sales	-1 416	-58	23	-50	-1 500	-3.5%
Gross profit	**1 827**	**84**	**-36**	**215**	**2 090**	**11.8%**
Distribution expenses	-382	-11	10	-1	-384	-0.2%
Sales & marketing expenses	-528	-15	9	-7	-541	-1.3%
Administrative expenses	-216	-11	5	-82	-304	-38.4%
Other operating income/expenses	66	0	-1	-32	33	-47.7%
Normalized EBIT	767	47	-11	91	894	11.8%
Normalized EBITDA	**1 010**	**59**	**-15**	**120**	**1 175**	**11.9%**
Normalized EBITDA margin	31.2%				32.7%	107 bp

North America	4Q05	Acquisitions/ divestitures	Currency translation	Organic growth	4Q06	Organic growth
Total volumes	3 599	-214	0	242	3 627	7.1%
Revenue	**456**	**-16**	**-21**	**34**	**452**	**7.7%**
Cost of sales	-179	12	8	-15	-173	-8.8%
Gross profit	**277**	**-4**	**-13**	**19**	**279**	**6.9%**
Distribution expenses	-68	0	3	6	-59	8.2%
Sales & marketing expenses	-67	2	5	1	-59	0.9%
Administrative expenses	-19	0	1	-9	-27	-48.1%
Other operating income/expenses	-4	0	0	4	0	91.8%
Normalized EBIT	119	-2	-3	20	134	17.0%
Normalized EBITDA	**145**	**-3**	**-4**	**22**	**160**	**15.2%**
Normalized EBITDA margin	31.8%				35.4%	223 bp

Latin America	4Q05	Acquisitions/ divestitures	Currency translation	Organic growth	4Q06	Organic growth
Total volumes	32 379	3 587	0	1 558	37 524	4.8%
Revenue	**1 347**	**112**	**-38**	**135**	**1 557**	**10.1%**
Cost of sales	-519	-47	15	-12	-563	-2.3%
Gross profit	**828**	**65**	**-23**	**123**	**993**	**14.9%**
Distribution expenses	-149	-9	7	-5	-156	-3.1%
Sales & marketing expenses	-177	-6	5	22	-157	12.2%
Administrative expenses	-56	-10	4	-24	-86	-42.9%
Other operating income/expenses	29	-1	0	-16	11	-57.6%
Normalized EBIT	474	39	-8	100	605	21.0%
Normalized EBITDA	**546**	**48**	**-11**	**114**	**697**	**20.9%**
Normalized EBITDA margin	40.5%				44.8%	398 bp

Western Europe	4Q05	Acquisitions/ divestitures	Currency translation	Organic growth	4Q06	Organic growth
Total volumes	10 217	-147	0	-192	9 878	-1.9%
Revenue	**920**	**-7**	**4**	**17**	**933**	**1.8%**
Cost of sales	-432	4	-2	-5	-435	-1.2%
Gross profit	**488**	**-3**	**2**	**12**	**499**	**2.4%**
Distribution expenses	-105	1	0	9	-95	8.9%
Sales & marketing expenses	-176	1	-1	0	-175	0.2%
Administrative expenses	-66	0	0	-4	-70	-6.6%
Other operating income/expenses	-33	1	0	14	-19	42.7%
Normalized EBIT	108	1	1	30	139	28.1%
Normalized EBITDA	**184**	**0**	**1**	**35**	**219**	**19.2%**
Normalized EBITDA margin	20.0%				23.5%	340 bp

Central & Eastern Europe	4Q05	Acquisitions/ divestitures	Currency translation	Organic growth	4Q06	Organic growth
Total volumes	8 314	-114	0	1 504	9 703	18.1%
Revenue	**336**	**6**	**-3**	**64**	**402**	**19.1%**
Cost of sales	-181	-2	2	-14	-195	-7.5%
Gross profit	**155**	**3**	**-2**	**50**	**207**	**32.5%**
Distribution expenses	-45	-2	0	-12	-59	-25.5%
Sales & marketing expenses	-63	-4	0	-13	-81	-21.0%
Administrative expenses	-24	-1	0	-18	-43	-74.4%
Other operating income/expenses	-13	0	-1	-31	-45	-236.2%
Normalized EBIT	10	-4	-1	-25	-21	-283.2%
Normalized EBITDA	**60**	**-4**	**-1**	**-23**	**33**	**-38.0%**
Normalized EBITDA margin	18.0%				8.1%	-852 bp

Asia Pacific	4Q05	Acquisitions/ divestitures	Currency translation	Organic growth	4Q06	Organic growth
Total volumes	4 556	2 347	0	468	7 371	10.4%
Revenue	**164**	**47**	**0**	**11**	**223**	**6.8%**
Cost of sales	-84	-26	1	-8	-117	-9.2%
Gross profit	**80**	**21**	**1**	**3**	**105**	**4.3%**
Distribution expenses	-15	0	0	0	-15	3.3%
Sales & marketing expenses	-24	-8	0	-9	-41	-38.8%
Administrative expenses	-13	-3	0	1	-15	5.1%
Other operating income/expenses	22	0	0	-21	2	-93.2%
Normalized EBIT	51	10	1	-25	37	-49.6%
Normalized EBITDA	**68**	**15**	**1**	**-20**	**63**	**-29.8%**
Normalized EBITDA margin	41.6%				28.5%	-1431 bp

Global Export & Holding Companies	4Q05	Acquisitions/ divestitures	Currency translation	Organic growth	4Q06	Organic growth
Total volumes	359	-20	0	73	411	21.4%
Revenue	**20**	**0**	**0**	**3**	**23**	**16.5%**
Cost of sales	-20	0	0	4	-16	18.2%
Gross profit	**0**	**0**	**0**	**7**	**7**	**8 635.3%**
Distribution expenses	0	0	0	0	0	-1.4%
Sales & marketing expenses	-21	0	0	-7	-28	-33.8%
Administrative expenses	-39	3	0	-27	-62	-75.0%
Other operating income/expenses	66	0	0	18	84	27.5%
Normalized EBIT	5	4	0	-9	0	-100.0%
Normalized EBITDA	**7**	**4**	**0**	**-8**	**2**	**-74.1%**

Reconciliation between Brazilian GAAP and IFRS figures for Latin America (2006)

Normalized EBIT Latin America under Brazilian GAAP (Brazil + HILA, as published in AmBev's press release) In million BRL	**4 973**
In million euro	**1 818**
Reclassifications	
- Profit sharing (bonus plan) presented below EBIT in Brazilian GAAP, above EBIT in IFRS	(75)
- Other operating income/expense, presented below EBIT in Brazilian GAAP, above EBIT in IFRS	(70)
	1 673
Adjustments	
- Goodwill amortization in Brazilian GAAP, not in IFRS	147
- Other depreciation adjustments (fair value base, InBev rates, intangibles, ...)	13
- Deferred charges (start up costs capitalized under Brazilian GAAP, expensed in IFRS)	(4)
- Indirect tax incentives (through equity in Brazilian GAAP, in income statement in IFRS)	6
- Pension cost recognition and share based payment expense (IFRS 2 and IAS 19 treatment)	(11)
- Currency translation impact (in income statement under Brazilian GAAP, in equity under IFRS)	20
- Other	(5)
Normalized EBIT Latin America under IFRS (as published in the Segment information in InBev's press release)	**1 839**

InBev

RECEIVED

Securities and Exchange Commission 2007 MAR -6 A 11:29
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 27 February, 2007

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

Benoît Loore
Assistant Corporate Secretary

Enclosure: press releases

InBev announces AmBev's decision to extend the period of the voluntary offer to purchase the outstanding shares of its subsidiary Quilmes Industrial S.A. ("Quinsa")

InBev (Euronext: INB) today announced that AmBev has extended the period of the voluntary offer made by Beverage Associates Holding Ltd. ("BAH"), a Bahamian corporation and a wholly-owned subsidiary of AmBev, to purchase up to 6,872,480 Class A shares and up to 8,661,207 Class B shares (including Class B shares held as American Depositary Shares ("ADSs")) of its subsidiary Quilmes Industrial (Quinsa), Société Anonyme ("Quinsa"), which represent the outstanding Class A shares and Class B shares (and Class B shares held as ADSs) that are not owned by AmBev or its subsidiaries, at a purchase price of U.S.$3.35 per Class A share and U.S.$33.53 per Class B share (U.S.$67.07 per ADS), net to the seller in cash (less any amounts withheld under applicable tax laws), without interest, to 5:00 p.m., New York City Time (which is 11:00 p.m. Luxembourg Time), on March 16, 2007.

The offer period is being extended to allow shareholders the opportunity to review the 2006 annual results of Quinsa, which will be released this week, prior to making their decision.

Further details can be found in AmBev's corresponding press release available today at: www.ambev-ir.com.

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted external growth, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe® and Skol® - the third-largest selling beer brand in the world. InBev employs some 85 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2005, InBev realized 11.7 billion euro of revenue.
For further information visit www.InBev.com

Contact information

Marianne Amssoms
Vice President External Communications
Tel: +32-16-27-67-11
Fax: +32-16-50-67-11
E-mail: marianne.amssoms@inbev.com

Philip Ludwig
Vice President Investor Relations
Tel: +32-16-27-62-43
Fax: +32-16-50-62-43
E-mail: philip.ludwig@inbev.com

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